EXHIBIT 99.1

SNDL Inc.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited – expressed in thousands of Canadian dollars)

SNDL Inc.

Condensed Consolidated Interim Statement of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	September 30, 2022	December 31, 2021 (1)

Assets
Current assets
Cash and cash equivalents		291,427	558,251
Restricted cash	5	19,336	27,013
Marketable securities	6	28,794	83,724
Accounts receivable		18,396	10,865
Biological assets	7	2,693	4,410
Inventory	8	144,056	29,503
Prepaid expenses and deposits		12,109	4,355
Investments	13	5,374	3,065
Assets held for sale	10	—	2,998
Net investment in subleases	11	3,844	3,991
		526,029	728,175
Non-current assets
Long-term deposits		9,041	7,725
Right of use assets	9	172,749	6,717
Property, plant and equipment	10	130,355	56,472
Net investment in subleases	11	20,436	22,571
Intangible assets (1)	12	30,697	50,148
Investments	13	116,646	70,498
Equity-accounted investees	14	526,664	412,858
Goodwill (1)	3	284,811	72,496
Total assets		1,817,428	1,427,660

Liabilities
Current liabilities
Accounts payable and accrued liabilities	19(d)	41,861	38,452
Current portion of lease obligations	16	22,565	5,701
Derivative warrants	15	14,902	21,700
		79,328	65,853
Non-current liabilities
Lease obligations	16	236,916	27,769
Other liabilities	17	2,495	4,505
Total liabilities		318,739	98,127

Shareholders’ equity
Share capital	18(b)	2,310,918	2,035,704
Warrants	18(c)	2,260	8,092
Contributed surplus		73,406	60,734
Contingent consideration		2,279	2,279
Accumulated deficit (1)		(984,042)	(785,112)
Accumulated other comprehensive income		36,795	7,607
Total shareholders’ equity		1,441,616	1,329,304
Non-controlling interest		57,073	229
Total liabilities and shareholders’ equity		1,817,428	1,427,660
(1)	Adjustment to provisional amounts – refer to note 3(b)

Commitments (note 25)

Subsequent events (notes 18 and 26)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended September 30		Nine months ended September 30
	Note	2022	2021 (1)	2022	2021 (1)
Gross revenue	20	235,144	17,162	482,828	41,649
Excise taxes		4,644	2,795	11,036	8,240
Net revenue		230,500	14,367	471,792	33,409
Cost of sales	8	179,093	11,704	367,710	32,683
Inventory impairment (recovery) and obsolescence	8	(2,307)	3,871	3,545	7,276
Gross margin before fair value adjustments		53,714	(1,208)	100,537	(6,550)
Change in fair value of biological assets	7	(1,899)	2,975	1,403	2,550
Change in fair value realized through inventory		(1,506)	15	(5,133)	(491)
Gross margin		50,309	1,782	96,807	(4,491)

Interest and fee revenue	21	4,312	3,309	10,750	9,502
Investment (loss) income	21	(5,513)	(18,008)	(58,296)	(2,746)
Share of profit (loss) of equity-accounted investees	14	9,176	9,918	(24,711)	13,642

General and administrative		45,014	9,552	95,989	26,731
Sales and marketing		1,935	1,277	6,178	3,542
Research and development		1,503	714	1,988	1,707
Depreciation and amortization (1)	3(b),10,12	9,783	2,631	19,322	4,620
Share-based compensation	19	2,069	1,869	6,711	9,864
Restructuring costs		—	—	(882)	—
Asset impairment	10,12	86,522	—	88,372	60,000
Government subsidies		—	—	—	(2,180)
Loss from operations		(88,542)	(19,042)	(193,128)	(88,377)

Transaction costs		(417)	(5,276)	1,040	(9,729)
Finance income (costs), net	22	(8,409)	(135)	(34,853)	(226)
Change in estimate of fair value of derivative warrants	15	(8,500)	24,100	6,856	(86,034)
Foreign exchange gain (loss)		91	1,360	102	712
Gain (loss) on disposition of PP&E		6	—	408	(139)
Other expenses		—	—	—	(1,932)
Income (loss) before income tax		(105,771)	1,007	(219,575)	(185,725)
Income tax recovery (1)		6,927	15,701	8,718	15,701
Net income (loss)		(98,844)	16,708	(210,857)	(170,024)

Equity-accounted investees - share of OCI, net of tax	14	23,194	—	29,188	—
Comprehensive income (loss)		(75,650)	16,708	(181,669)	(170,024)

Net income (loss) attributable to:
Owners of the Company (1)		(98,108)	16,708	(209,313)	(169,995)
Non-controlling interest		(736)	—	(1,544)	(29)
		(98,844)	16,708	(210,857)	(170,024)
Comprehensive income (loss) attributable to:
Owners of the Company (1)		(74,914)	16,708	(180,125)	(169,995)
Non-controlling interest		(736)	—	(1,544)	(29)
		(75,650)	16,708	(181,669)	(170,024)
Net income (loss) per common share attributable to owners of the Company
Basic	23	$(0.41)	$0.08	$(0.92)	$(0.95)
Diluted	23	$(0.41)	$0.08	$(0.92)	$(0.95)
(1)	Adjustment to provisional amounts – refer to note 3(b)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit (1)	Accumulated other comprehensive income	Non-controlling interest	Total
Balance at December 31, 2021		2,035,704	8,092	60,734	2,279	(785,112)	7,607	229	1,329,533
Net loss		—	—	—	—	(209,313)	—	(1,544)	(210,857)
Other comprehensive income		—	—	—	—	—	29,188	—	29,188
Share issuances	18(b)	2,870	—	—	—	—	—	—	2,870
Share repurchases	18(b)	(16,532)	—	—	—	10,383	—	—	(6,149)
Share issuances by subsidiaries		—	—	57	—	—	—	35	92
Acquisition	3(a)	287,129	—	—	—	—	—	58,250	345,379
Warrants expired	18(c)	—	(5,832)	5,832	—	—	—	—	—
Share-based compensation	19	—	—	8,530	—	—	—	114	8,644
Employee awards exercised	18(b)	1,747	—	(1,747)	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	(11)	(11)
Balance at September 30, 2022		2,310,918	2,260	73,406	2,279	(984,042)	36,795	57,073	1,498,689

Balance at June 30, 2022		2,322,273	8,092	65,043	2,279	(893,200)	13,601	57,801	1,575,889
Net loss		—	—	—	—	(98,108)	—	(736)	(98,844)
Other comprehensive income		—	—	—	—	—	23,194	—	23,194
Share repurchases	18(b)	(11,362)	—	—	—	7,266	—	—	(4,096)
Warrants expired	18(c)	—	(5,832)	5,832	—	—	—	—	—
Share-based compensation	19	—	—	2,538	—	—	—	19	2,557
Employee awards exercised	18(b)	7	—	(7)	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	(11)	(11)
Balance at September 30, 2022		2,310,918	2,260	73,406	2,279	(984,042)	36,795	57,073	1,498,689
(1)	Adjustment to provisional amounts – refer to note 3(b)

SNDL Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit (1)	Accumulated other comprehensive income	Non- controlling interest	Total equity
Balance at December 31, 2020		762,046	6,138	59,344	2,279	(558,128)	—	(1,984)	269,695
Net loss (1)		—	—	—	—	(169,995)	—	(29)	(170,024)
Loss of control of subsidiary		—	—	—	—	—	—	2,013	2,013
Share issuances		977,425	—	—	—	—	—	—	977,425
Share issuance costs		(16,302)	—	—	—	—	—	—	(16,302)
Derivative warrants exercised		277,136	—	—	—	—	—	—	277,136
Acquisition		26,216	1,771	—	—	—	—	—	27,987
Convertible debenture settlement		2,671	—	—	—	—	—	—	2,671
Warrants exercised		174	(174)	—	—	—	—	—	—
Share-based compensation		8	—	10,477	—	—	—	—	10,485
Employee warrants exercised		2,633	—	(2,432)	—	—	—	—	201
Modification of equity-settled plan		—	—	(5,131)	—	—	—	—	(5,131)
Balance at September 30, 2021		2,032,007	7,735	62,258	2,279	(733,520)	—	—	1,370,759

Balance at June 30, 2021		2,003,013	6,138	64,901	2,279	(744,831)	—	—	1,331,500
Net income (1)		—	—	—	—	16,708	—	—	16,708
Share issuance costs		(69)	—	—	—	—	—	—	(69)
Acquisition		26,216	1,771	—	—	—	—	—	27,987
Convertible debenture settlement		2,671	—	—	—	—	—	—	2,671
Warrants exercised		174	(174)	—	—	—	—	—	—
Share-based compensation		2	—	2,488	—	—	—	—	2,490
Modification of equity-settled plan		—	—	(5,131)	—	—	—	—	(5,131)
Balance at September 30, 2021		2,032,007	7,735	62,258	2,279	(733,520)	—	—	1,370,759
(1)	Adjustment to provisional amounts – refer to note 3(b)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Growers Inc.

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2022	2021 (1)	2022	2021 (1)
Cash provided by (used in):
Operating activities
Net income (loss) for the period (1)		(98,844)	16,708	(210,857)	(170,024)
Adjustments for:
Income tax recovery (1)		(6,927)	(15,701)	(8,718)	(15,701)
Interest and fee revenue	21	(4,312)	—	(10,750)	—
Change in fair value of biological assets		1,899	(2,975)	(1,403)	(2,550)
Share-based compensation	19	2,069	1,869	6,711	9,864
Depreciation and amortization (1)	10,12	11,294	3,673	24,271	8,444
(Gain) loss on disposition of PP&E	10	(6)	—	(408)	139
Inventory obsolescence (recovery)	8	(2,307)	3,871	3,545	7,276
Finance costs	22	8,409	134	34,853	186
Change in estimate of fair value of derivative warrants	15	8,500	(24,100)	(6,856)	86,034
Unrealized foreign exchange gain		(75)	(2,071)	(40)	(62)
Asset impairment	3(b),10,12	86,522	—	88,372	60,000
Share of (profit) loss of equity-accounted investees	14	(9,176)	(9,918)	24,711	(13,642)
Other expenses		—	—	—	1,864
Gain on disposition of marketable securities	6,21	—	(5,988)	—	(18,218)
Unrealized loss (gain) on marketable securities	6,21	5,513	23,996	58,685	20,964
Additions to marketable securities	6	—	(45,751)	(3,500)	(152,084)
Proceeds from disposal of marketable securities	6	—	5,520	—	29,696
Income distributions from equity-accounted investees		976	—	1,661	—
Interest received		3,874	—	9,673	—
Change in non-cash working capital		1,163	(5,427)	(45,271)	(13,094)
Net cash provided by (used in) operating activities		8,572	(56,160)	(35,321)	(160,908)
Investing activities
Additions to property, plant and equipment	10	(2,119)	(1,127)	(6,654)	(2,991)
Additions to intangible assets	12	—	—	(55)	—
Additions to investments	13	(60,676)	—	(74,770)	(13,560)
Additions to equity-accounted investees	14	(8,072)	(135,252)	(102,272)	(323,127)
Capital distributions from equity-accounted investees		—	6,490	—	6,490
Proceeds from disposal of PP&E		3	79	4,003	194
Acquisition, net of cash acquired	3	—	(83,552)	(31,149)	(83,552)
Change in non-cash working capital		(754)	(544)	(495)	(507)
Net cash used in investing activities		(71,618)	(213,906)	(211,392)	(417,053)
Financing activities
Change in restricted cash	5	70	19,386	7,677	(27,730)
Payments on lease obligations, net		(9,127)	(365)	(18,751)	(610)
Repurchase of common shares	18(b)	(4,096)	—	(6,149)	—
Proceeds from issuance of shares and registered offerings, net of costs	18(b)	—	(69)	—	1,062,379
Proceeds from exercise of derivative warrants		—	—	—	119,318
Proceeds from exercise of employee warrants		—	—	—	201
Repayment of long-term debt	3(a)	—	—	(10,000)	—
Convertible debenture settlement		—	(9,354)	—	(9,354)
Payment on exercise of contingent consideration warrants		—	(221)	—	(221)
Change in non-cash working capital		4,996	2,406	7,112	2,788
Net cash (used in) provided by financing activities		(8,157)	11,783	(20,111)	1,146,771
Effect of exchange rate changes on cash held in foreign currency		—	2,007	—	(44)
Change in cash and cash equivalents		(71,203)	(256,276)	(266,824)	568,766
Cash and cash equivalents, beginning of period		362,630	885,418	558,251	60,376
Cash and cash equivalents, end of period		291,427	629,142	291,427	629,142
(1)	Adjustment to provisional amounts – refer to note 3(b)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.	Description of business

SNDL Inc. (“SNDL” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.”.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the retailing of wines, beers and spirits, the operation and support of corporate-owned and franchise retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted, the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company also owns approximately 63% of Nova Cannabis Inc. (“Nova”) (TSX: NOVC), whose principal activities are the retail sale of cannabis.

SNDL and its subsidiaries currently operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (note 14), the Company provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “SNDL”.

2.	Basis of presentation

Statement of compliance

The condensed consolidated interim financial statements (“financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These financial statements were prepared using the same accounting policies and methods as those disclosed in the annual consolidated financial statements for the year ended December 31, 2021. These financial statements should be read in conjunction with the annual consolidated financial statements for the Company for the year ended December 31, 2021.

These financial statements were approved and authorized for issue by the Board of Directors (“Board”) on November 14, 2022.

3.	Business acquisition
A)	ALCANNA

On October 7, 2021, the Company announced that it had entered into an arrangement agreement with Alcanna Inc. (“Alcanna”) pursuant to which the Company would acquire all of the issued and outstanding common shares of Alcanna by way of a statutory plan of arrangement (the “Alcanna Transaction”). The Company and Alcanna amended the arrangement agreement in respect of the Alcanna Transaction on January 6, 2022, and the Alcanna Transaction closed on March 31, 2022. Alcanna is a Canadian liquor retailer, operating predominantly in Alberta under its three retail brands, “Wine and Beyond”, “Liquor Depot” and “Ace Liquor”. Alcanna holds an approximate 63% equity interest in Nova, a Canadian cannabis retailer operating stores across Alberta, Saskatchewan and Ontario, under its “Value Buds” retail brand. The Company is deemed to control Nova through its equity interest and Nova’s results are included in the financial statements of the Company with the minority interest shown as non-controlling interest through equity.

Alcanna was acquired to diversify and stabilize cash flows and advance the Company’s vertical integration strategy.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The Alcanna Transaction consideration was comprised of (i) an aggregate $54.3 million cash ($1.50 in cash for each Alcanna common share), and (ii) an aggregate 32.1 million SNDL common shares valued at $287.1 million based on the fair value of each common share of the Company on the closing date (0.885 of a SNDL common share for each Alcanna common share).

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. The purchase price allocation is not final as the Company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition.

Due to the inherent complexity associated with valuations and the timing of the acquisition, the amounts below are provisional and subject to adjustment.

The fair value of consideration paid was as follows:

Cash	54,339
Issuance of common shares	287,129
341,468

The preliminary fair value of the assets and liabilities acquired was as follows:

Cash	23,190
Accounts receivable	1,868
Prepaid expenses and deposits	10,986
Inventory	105,022
Right of use assets	171,866
Property, plant and equipment	86,059
Goodwill	280,243
Accounts payable and accrued liabilities	(36,703)
Long-term debt	(10,000)
Lease liabilities	(232,755)
Derivative warrants	(58)
Non-controlling interest	(58,250)
341,468

Non-controlling interest has been measured as the fair value of the non-controlling interest in Nova, which at the time was 37%, and was measured by applying a market approach with reference to Nova’s closing share price on the day of the Alcanna Transaction of $2.66.

As new information obtained within one year of the date of acquisition, about facts and circumstances that existed at the date of acquisition, identifies adjustments to the above amounts, the accounting for the acquisition will be revised.

On March 31, 2022, the Company repaid in full the acquired long-term debt balance of $10.0 million.

The financial statements incorporate the operations of Alcanna commencing March 31, 2022. During the three months ended September 30, 2022, the Company recorded revenues of $211.4 million and net earnings of $3.8 million from the Alcanna operations. From the date of acquisition on March 31, 2022, to September 30, 2022, the Company recorded revenues of $418.3 million and net earnings of $4.5 million for the Alcanna operations. Had the Alcanna Transaction closed on January 1, 2022, management estimates that for the period January 1, 2022, to March 30, 2022, revenue would have increased by $162.5 million and net loss would have increased by $6.1 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2022.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The Company incurred costs related to the Alcanna Transaction of $7.1 million which have been included in transaction costs.

B)	Inner spirit

On May 5, 2021, the Company and Inner Spirit Holdings Ltd. (“Inner Spirit”) announced that they had entered into an arrangement agreement pursuant to which the Company acquired all of the issued and outstanding common shares of Inner Spirit (the “Inner Spirit Transaction”). The Inner Spirit Transaction closed on July 20, 2021. Inner Spirit is a retailer and franchisor of Spiritleaf recreational cannabis stores across Canada, with a network that included more than 100 franchised and corporate-owned locations at the acquisition date.

The Company engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts.

The fair value of consideration paid was as follows:

	Provisional	Adjustments	Final
Cash	92,583	—	92,583
Issuance of common shares	26,216	—	26,216
Contingent consideration	1,150	—	1,150
	119,949	—	119,949

The fair value of the assets and liabilities acquired was as follows:

	Provisional	Adjustments	Final
Cash	9,808	—	9,808
Accounts receivable	750	(327)	423
Prepaid expenses and deposits	853	—	853
Inventory	2,733	2,011	4,744
Right of use assets	—	5,730	5,730
Property, plant and equipment	12,108	(5,730)	6,378
Intangible assets	—	46,000	46,000
Net investment in subleases	23,751	50	23,801
Goodwill	114,537	(42,041)	72,496
Accounts payable and accrued liabilities	(2,678)	—	(2,678)
Convertible debentures	(12,025)	—	(12,025)
Lease liabilities	(29,481)	(50)	(29,531)
Financial guarantee liability	(407)	—	(407)
Deferred tax liability	—	(5,643)	(5,643)
	119,949	—	119,949

The Company recorded adjustments to the fair value in the third quarter of 2022 to reflect additional information and greater certainty with respect to management estimates pertaining to facts and circumstances that were either unknown or uncertain at the date of acquisition. These adjustments related to changes in preliminary valuation assumptions, including refinement of accounts receivable, inventory, net investment in subleases, lease liabilities and amounts allocated to intangible assets and a deferred tax liability. All measurement period adjustments were offset to goodwill.

The Company made retrospective adjustments to provisional amounts in the comparative period as follows:

–

The carrying amount of intangible assets as at December 31, 2021 was increased by $45.4 million, representing the increase in fair value of $46.0 million less additional amortization from the acquisition date to December 31, 2021 of $0.6 million.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

–

The deferred tax liability of $5.6 million was adjusted to nil with a corresponding adjustment recorded to income tax recovery, on the basis that the Company and Inner Spirit are subject to income tax under the same taxation authority.

–	Amortization expense for 2021 was increased by $0.6 million (Q3 2021 – $0.3 million and Q4 2021 – $0.3 million).
–	Goodwill was decreased by $42.0 million.

Inner Spirit goodwill and intangible asset impairment

At September 30, 2022, the Company recorded impairments to goodwill of $67.9 million and intangible assets with indefinite useful lives of $16.4 million due to changes in circumstances since the date of the acquisition, mainly caused by the continued oversaturation of the cannabis retail market. The goodwill and intangible asset impairments were recognized in the cannabis retail reportable segment. The estimated recoverable amount was determined to be its value in use and was $40.0 million using a discount rate of 19.5%.

4.	Segment information

The Company’s reportable segments are organized by business line, and with the acquisition of Alcanna, are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through owned liquor stores. Cannabis retail includes the private sale of recreational cannabis through owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets in Canada. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

	Liquor Retail (1)	Cannabis Retail (1)	Cannabis Operations	Investments (2)	Corporate	Total
As at September 30, 2022
Total assets	577,198	173,418	147,385	900,091	19,336	1,817,428
Nine months ended September 30, 2022
Net revenue	302,435	137,208	32,149	—	—	471,792
Gross margin	69,380	31,684	(4,257)	—	—	96,807
Interest and fee revenue	—	—	—	10,750	—	10,750
Investment (loss) income	—	—	—	(58,296)	—	(58,296)
Share of loss of equity-accounted investees	—	—	—	(24,711)	—	(24,711)
Depreciation and amortization	5,722	6,041	9	—	7,550	19,322
Income (loss) before income tax	19,042	(84,681)	(16,686)	(98,721)	(38,529)	(219,575)
Three months ended September 30, 2022
Net revenue	152,488	66,202	11,810	—	—	230,500
Gross margin	35,568	14,494	247	—	—	50,309
Interest and fee revenue	—	—	—	4,312	—	4,312
Investment (loss) income	—	—	—	(5,513)	—	(5,513)
Share of loss of equity-accounted investees	—	—	—	9,176	—	9,176
Depreciation and amortization	2,923	3,199	—	—	3,661	9,783
Income (loss) before income tax	10,736	(84,848)	(5,686)	3,252	(29,225)	(105,771)
(1)

Liquor retail includes operations for the period March 31, 2022 to September 30, 2022 and cannabis retail includes the operations of Nova retail stores for the period March 31, 2022 to September 30, 2022 (note 3(a)).

(2)	Total assets include cash and cash equivalents.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Liquor Retail	Cannabis Retail (1)	Cannabis Operations	Investments (2)	Corporate	Total
As at December 31, 2021
Total assets (3)	—	157,022	147,887	1,093,596	29,155	1,427,660
Nine months ended September 30, 2021
Net revenue	—	6,140	27,269	—	—	33,409
Gross margin	—	3,658	(8,149)	—	—	(4,491)
Interest and fee revenue	—	—	—	9,502	—	9,502
Investment loss	—	—	—	(2,746)	—	(2,746)
Share of profit of equity-accounted investees	—	—	—	13,642	—	13,642
Depreciation and amortization (3)	—	1,709	2,442	—	469	4,620
Income (loss) before income tax (3)	—	(722)	(94,800)	17,339	(107,542)	(185,725)
Three months ended September 30, 2021
Net revenue	—	6,140	8,227	—	—	14,367
Gross margin	—	3,658	(1,876)	—	—	1,782
Interest and fee revenue	—	—	—	3,309	—	3,309
Investment loss	—	—	—	(18,008)	—	(18,008)
Share of profit of equity-accounted investees	—	—	—	9,918	—	9,918
Depreciation and amortization (3)	—	1,709	660	—	262	2,631
Income (loss) before income tax (3)	—	(722)	(10,177)	(6,012)	17,918	1,007
(1)	Cannabis retail includes the operations of Inner Spirit retail and franchise stores for the period July 20, 2021 to September 30, 2021.
(2)	Total assets include cash and cash equivalents.
(3)	Adjustment to provisional amounts – refer to note 3(b)

Geographical disclosure

As at September 30, 2022, the Company had non-current assets related to investment credit operations in the United States of $526.7 million (December 31, 2021 – $412.9 million). For the nine months ended September 30, 2022, share of profit of equity-accounted investees related to operations in the United States was a loss of $24.7 million (nine months ended September 30, 2021 – gain of $13.6 million).

5.	Restricted cash
As at	September 30, 2022	December 31, 2021
Securities collateral	—	7,773
Captive insurance	19,036	19,240
Other	300	—
	19,336	27,013

Securities collateral was comprised of a cash balance to satisfy margin requirements on the Company’s option trading position.

The Company has secured insurance coverage for its directors and officers through two separate captive insurance structures.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

6.	Marketable securities
As at	September 30, 2022	December 31, 2021
Balance, beginning of year	83,724	—
Additions	3,755	158,101
Dispositions	—	(9,663)
Change in fair value recognized in profit or loss	(58,685)	(64,714)
Balance, end of period	28,794	83,724

During the nine months ended September 30, 2021, proceeds of $29.7 million were received from dispositions of marketable securities and a gain on disposition of $18.2 million was recognized (note 21).

Marketable securities have been designated as Fair Value Through Profit or Loss (“FVTPL”) (note 24).

The components of marketable securities are as follows:

As at	September 30, 2022	December 31, 2021
Equity securities	28,794	83,802
Put and call options	—	(78)
	28,794	83,724
7.	Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets are as follows:

As at	September 30, 2022	December 31, 2021
Balance, beginning of year	4,410	3,531
Increase in biological assets due to capitalized costs	20,695	25,880
Net change in fair value of biological assets	1,403	4,708
Transferred to inventory upon harvest	(23,815)	(29,709)
Balance, end of period	2,693	4,410

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		September 30 2022	December 31 2021	September 30 2022	December 31 2021
Yield per square foot of growing space (1)	Grams	48	49	263	435
Average net selling price (2)	$/gram	4.18	4.49	617	1,014
After harvest cost to complete and sell	$/gram	1.13	1.06	157	249
(1)	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

These assumptions are estimates that are subject to volatility in market prices and several uncontrollable factors. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at September 30, 2022, it is estimated that the Company’s biological assets will yield approximately 3,274 kilograms (December 31, 2021 – 5,672 kilograms) of dry cannabis when harvested. During the nine months ended September 30, 2022, the Company harvested 16,642 kilograms of dry cannabis (nine months ended September 30, 2021 – 11,628 kilograms).

8.	Inventory
As at	September 30, 2022	December 31, 2021
Retail liquor	99,351	—
Cannabis
Raw materials, packaging and components	5,003	4,354
Work-in-progress	19,344	19,751
Finished goods	7,082	2,966
Retail cannabis	12,992	2,397
Millwork	284	35
	144,056	29,503

During the three and nine months ended September 30, 2022, inventories of $179.1 million and $367.7 million were recognized in cost of sales as an expense (three and nine months ended September 30, 2021 – $11.7 million and $32.7 million). During the three and nine months ended September 30, 2022, the Company recognized an inventory write down reversal of $1.9 million and an inventory write down of $5.2 million (three and nine months ended September 30, 2021 – write downs of $3.6 million and $6.8 million), of which a reversal of $2.3 million and a write down of $3.5 million (three and nine months ended September 30, 2021 – write downs of $3.9 million and $7.3 million) was recognized as an impaired and obsolete inventory provision, and $0.4 million and $1.7 million (three and nine months ended September 30, 2021 – $0.3 million and $0.5 million) was included in the change in fair value realized through inventory as the fair value component of the impaired and obsolete inventory provision.

9.	Right of use assets
Cost
Balance at December 31, 2021	8,038
Acquisition (note 3(a))	171,866
Additions	3,186
Tenant inducement allowances	22
Terminations and remeasurements	1,438
Balance at September 30, 2022	184,550

Accumulated amortization and impairment
Balance at December 31, 2021	1,321
Depreciation	10,480
Balance at September 30, 2022	11,801

Net book value
Balance at December 31, 2021	6,717
Balance at September 30, 2022	172,749

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

10.	Property, plant and equipment
	Land	Production facilities	Leasehold improvements	Equipment	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2021	12,388	153,332	3,899	32,777	6,103	208,499
Acquisition (note 3(a))	—	—	45,935	37,755	2,369	86,059
Additions	4	256	2,516	2,846	1,032	6,654
Dispositions	(611)	(3,844)	—	(3,724)	—	(8,179)
Balance at September 30, 2022	11,781	149,744	52,350	69,654	9,504	293,033

Accumulated amortization and impairment
Balance at December 31, 2021	—	131,867	411	13,928	5,821	152,027
Depreciation	—	970	3,960	7,693	—	12,623
Impairment	—	—	—	2,156	—	2,156
Dispositions	—	(1,324)	—	(2,804)	—	(4,128)
Balance at September 30, 2022	—	131,513	4,371	20,973	5,821	162,678

Net book value
Balance at December 31, 2021	12,388	21,465	3,488	18,849	282	56,472
Balance at September 30, 2022	11,781	18,231	47,979	48,681	3,683	130,355

During the nine months ended September 30, 2022, depreciation expense of $4.9 million was capitalized to biological assets and inventory (nine months ended September 30, 2021 – $3.8 million).

During the three and nine months ended September 30, 2022, the Company determined that indicators of impairment existed relating to idle machinery and equipment. The estimated recoverable amount of the assets was determined to be nil and an impairment of $2.2 million was recorded.

During the nine months ended September 30, 2022, proceeds of $3.5 million were received for the disposition of the Company’s Merritt facility and a gain on disposal of $0.5 million was recognized. During the year ended December 31, 2020, the Merritt facility was reclassified from property, plant and equipment to assets held for sale.

During the nine months ended September 30, 2022, proceeds of $3.9 million were received for the disposition of the Company’s Rocky View facility and no gain on disposal was recognized.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

11.	Net investment in subleases
	September 30, 2022	December 31, 2021
Balance, beginning of year	26,562	—
Acquisition	—	23,751
Additions	1,408	3,951
Finance income	608	573
Rents recovered (payments made directly to landlords)	(3,164)	(1,713)
Dispositions and remeasurement	(1,134)	—
Balance, end of period	24,280	26,562

Current portion	3,844	3,991
Long-term	20,436	22,571

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a financial lease as the sublease terms are for the remaining term of the head lease.

12.	Intangible assets
	Brands and trademarks	Franchise agreements	Patents	Total
Cost
Balance at December 31, 2020	5,445	—	13,551	18,996
Acquisition (note 3(b)) (1)	36,000	10,000	—	46,000
Balance at December 31, 2021	41,445	10,000	13,551	64,996
Additions	55	—	—	55
Dispositions	(50)	—	—	(50)
Balance at September 30, 2022	41,450	10,000	13,551	65,001

Accumulated amortization and impairment
Balance at December 31, 2020	382	—	13,551	13,933
Depreciation (1)	354	561	—	915
Balance at December 31, 2021	736	561	13,551	14,848
Amortization	233	935	—	1,168
Impairment	18,288	—	—	18,288
Balance at September 30, 2022	19,257	1,496	13,551	34,304

Net book value
Balance at December 31, 2021	40,709	9,439	—	50,148
Balance at September 30, 2022	22,193	8,504	—	30,697

(1)Adjustment to provisional amounts – refer to note 3(b)

Brands and trademarks consist of intellectual property purchased from Sun 8 Holdings Inc. (“Sun 8”) with a useful life of 15 years, other intellectual property with a useful life of 12 years and intellectual property acquired through the acquisition of Inner Spirit consisting of proprietary rights to brands and trademarks with an indefinite useful life. The Inner Spirit brands and trademarks were determined to have an indefinite useful life due to the fact that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows. Franchise agreements consist of intellectual property acquired through the acquisition of Inner Spirit consisting of franchise relationships with a useful life of 8 years.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

During the nine months ended September 30, 2022, the Company determined that indicators of impairment existed regarding the Sun 8 intellectual property due to decreasing market demand. The estimated recoverable amount of the intangible asset was determined to be $2.5 million and an impairment of $1.9 million was recorded.

At September 30, 2022, the Company recorded impairments to intangible assets with indefinite useful lives of $16.4 million due to changes in circumstances since the date of the acquisition, mainly caused by the continued oversaturation of the cannabis retail market. The goodwill and intangible asset impairments were recognized in the cannabis retail reportable segment. The estimated recoverable amount was determined to be its value in use and was $40.0 million using a discount rate of 19.5%.

13.	Investments
As at	September 30, 2022	December 31, 2021
Investments at amortized cost	24,692	24,987
Investments at FVTPL	97,328	48,576
	122,020	73,563

Current portion	5,374	3,065
Long-term	116,646	70,498

Investments at fvtpl

On February 9, 2022, the Company closed on a $5.0 million promissory note with a maturity date of February 9, 2025, and an interest rate of 15% per annum. On August 26, 2022, the Company entered into an amended and restated promissory note whereby the Company would advance additional funds up to $7.1 million as part of pre-CCAA advances and debtor-in-possession advances and the maturity date was amended such that the full balance of the promissory note plus accrued interest and advances became due August 30, 2022. On August 31, 2022, the Company announced that, in the context of the initial order obtained by Superette Inc., Superette Ontario Inc. and certain of its subsidiaries (collectively, "Superette") from the Ontario Superior Court of Justice on August 30, 2022 pursuant to the CCAA proceedings, it has entered into an agreement of purchase and sale with Superette, pursuant to which it proposes to acquire substantially all of the business and assets of Superette. As at September 30, 2022, the Company has advanced an additional $0.8 million under the amended and restate promissory note. The Company has adjusted the fair value of the promissory note downward by $3.5 million to management’s best estimate of the recoverable value of the collateral underlying the security of the promissory note.

On March 30, 2022, the Company closed on a $10.0 million convertible debenture with Delta 9 Cannabis Inc. with a maturity date of March 30, 2025, and an interest rate of 10% per annum. On August 11, 2022, and again on September 9, 2022, the Company waived compliance under certain covenants in exchange for a requirement to meet additional conditions.

On June 17, 2022, Zenabis Global Inc. (“Zenabis Global”), as well as Zenabis Global’s direct and indirect wholly owned subsidiaries (collectively, the “Zenabis Global Group”), filed a petition with the Québec Superior Court for protection under the Companies’ Creditors Arrangement Act (“CCAA”). On June 16, 2022 (and amended on July 5, 2022), the Company entered into a purchase agreement pursuant to which the shares of Zenabis Global and all business and assets of the Zenabis Global Group (the “Zenabis Business”) would be acquired by SNDL. On November 1, 2022, the Company announced the acquisition of certain assets and permitted liabilities of Zenabis Global (note 26).

The Company has adjusted the fair value of the Zenabis Global senior loan downward by $22.1 million (note 22) to management’s best estimate of the fair value of the Zenabis Global senior loan at September 30, 2022, in accordance with the requirements of IFRS. In the event that facts and circumstances change the fair value may be adjusted further.

On August 22, 2022, the Company and The Valens Company Inc. (“Valens”) announced that they had entered into an arrangement agreement (the “Valens Arrangement Agreement”) to combine their businesses. Pursuant to the terms

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

of the Valens Arrangement Agreement, the Company will acquire, subject to Valens’ shareholder approval and customary closing conditions, all of the issued and outstanding common shares of Valens, other than those owned by SNDL and its subsidiaries, by way of a statutory plan of arrangement (the “Valens Transaction”). In connection with the Valens Arrangement Agreement, the Company and Valens closed a $60.0 million non-revolving term loan facility with a maturity date of December 15, 2023 and an interest rate of 10% per annum. The Valens Transaction is expected to close during the first quarter of 2023, however, no assurance can be given that this will be the case.

14.	Equity-accounted investees
As at	September 30, 2022	December 31, 2021
Interest in joint venture	526,664	412,858

Interest in joint venture

SunStream Bancorp Inc. (“SunStream”) is a joint venture in which the Company has a 50% ownership interest. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities.

SunStream is structured as a separate vehicle and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risk and other risks specific to each investment.

As at September 30, 2022, the Company had funded $497.8 million out of the total $538.0 million that was originally committed to SunStream.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2021	412,858
Capital contributions	102,272
Share of net earnings (loss)	(24,711)
Share of other comprehensive income	37,906
Distributions	(1,661)
Balance at September 30, 2022	526,664

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes the financial information of SunStream:

As at	September 30, 2022
Current assets (including cash and cash equivalents: $3.6 million)	4,052
Non-current assets	498,139
Current liabilities	(634)
Non-current liabilities	—
Net assets (liabilities) (100%)	501,557

Nine months ended September 30, 2022
Revenue (loss)	(19,001)
Profit (loss) from operations	(24,217)
Other comprehensive income (loss)	37,906
Total comprehensive income (loss)	13,757
15.	Derivative warrants
September 30, 2022
Balance, beginning of year	21,700
Change in fair value recognized in profit or loss	(6,856)
Acquisition (note 3(a))	58
Balance, end of period	14,902

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The derivative warrants are classified as a liability due to the Company’s share price being denominated in USD, which creates variability as to the value in CAD when they are exercised. The derivative warrants are recorded as a current liability, however, the Company has no cash obligation nor is there any cash loss with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

The following table summarizes outstanding derivative warrants as at September 30, 2022:

	Exercise price (USD)	Number of warrants	Weighted average contractual life
2020 Series A Warrants (1)	1.77	50,000	2.9
Unsecured Convertible Notes Warrants (1)	1.77	50,000	1.3
New Warrants (2)	2.29	9,833,333	1.9
December 2018 Performance Warrants	CAD 5.51	118,067	1.2
		10,051,400	1.9
(1)

The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

(2)	The exercise price of the New Warrants was adjusted from USD $15.00 to $2.29 based on the July 26, 2022 Share Consolidation representing a share combination event.

In connection with the Alcanna Transaction (note 3(a)), the Company acquired warrants previously issued by Nova (the “December 2018 Performance Warrants”) that are classified as a liability.

The December 2018 Performance Warrants became immediately exercisable upon issuance. Each performance warrant includes a performance incentive that entitles the warrant holders to additional common shares of Nova upon exercise provided that the 20-day volume weighted average trading price of Nova’s common shares (the “Market Price”) equals or exceeds $19.27 at any time prior to the expiration date of the warrants. The Market Price condition has not been met. As such, the fair value of the December 2018 Performance Warrants was recognized as a warrant

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

liability, inclusive of a probability weighting associated with the performance incentive being met. Under the terms of the warrant agreements, each performance warrant can be exercised for 0.05449 to 0.08174 of a Nova common share (depending on whether performance conditions are met) prior to the expiration date of December 18, 2023, at an exercise price of $5.51 per Nova common share. At September 30, 2022, there were 118,067 December 2018 Performance Warrants outstanding.

16.	Lease obligations
	September 30, 2022	December 31, 2021
Balance, beginning of year	33,470	1,440
Acquisition (note 3(a))	232,755	29,481
Liabilities incurred	4,592	4,514
Lease payments	(21,915)	(2,721)
Dispositions and remeasurements	391	(20)
Tenant inducement allowances received	1,825	—
Accretion expense	8,363	776
Balance, end of period	259,481	33,470

Current portion	22,565	5,701
Long-term	236,916	27,769
17.	Other liabilities
	September 30, 2022	December 31, 2021
Financial guarantee liability (A)	375	466
DSU liability (B)	2,120	4,039
	2,495	4,505
(A)	FINANCIAL GUARANTEE LIABILITY

For franchise operated locations where the Company provided an indemnity for its franchisees, lease payments are made directly to the landlord by the franchisee, and the obligation to make lease payments would only revert to the Company if a franchisee defaulted on their obligations under the terms of the sub-lease or lease. The Company has made an estimate of expected credit losses in the event of default by the franchisees in making lease payments. This amount is recognized as a financial guarantee liability in the consolidated statement of financial position, and changes in the estimated liability are recognized as a financial guarantee liability expense within finance costs in the consolidated statement of loss and comprehensive loss.

(B)	DSU LIABILITY

Deferred share units (“DSUs”) are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder, equal to the fair value of the Company’s common shares calculated at the date of such payment, when a director leaves the board. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. Changes in the fair value are recognized within share-based compensation expense (note 19(d)).

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

18.	Share capital and warrants
(a)	Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

On July 26, 2022, the Board approved a 1 to 10 share consolidation of the Company’s issued and outstanding common shares (the “Share Consolidation”). Each shareholder of record of the Company as of the close of business on the record date of July 25, 2022, received 1 common share for each 10 shares held on such date.

All references to common shares, warrants, simple warrants, performance warrants, stock options, RSUs and DSUs (excluding the Nova RSUs and DSUs) have been fully retrospectively adjusted to reflect the Share Consolidation.

(b)	Issued and outstanding
		September 30, 2022		December 31, 2021
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		206,040,836	2,035,704	91,884,413	762,046
Share issuances		370,179	2,870	95,680,666	977,425
Share issuance costs		—	—	—	(16,371)
Share repurchases		(1,688,640)	(16,532)	—	—
Acquisition	3	32,060,135	287,129	2,443,128	26,216
Convertible debenture settlement		—	—	248,875	2,671
Derivative warrants exercised		—	—	15,214,695	277,136
Warrants exercised		—	—	19,571	178
Employee awards exercised (1)		50,870	1,747	549,488	6,403
Balance, end of period		236,833,380	2,310,918	206,040,836	2,035,704
(1)	Included in employee awards exercised are 50,000 RSUs that vested and were exercised in December 2021, however, the common shares were not issued until January 2022.

For the nine months ended September 30, 2022, the Company purchased and cancelled 1.7 million common shares at a weighted average price of $3.61 (US$2.75) per common share for a total cost of $6.1 million. Accumulated deficit was reduced by $10.4 million, representing the excess of the average carrying value of the common shares over their purchase price.

Subsequent to September 30, 2022, the Company purchased and cancelled 0.2 million common shares at a weighted average price of $3.01 (US$2.21) per common share for a total cost of $0.6 million.

(c)	Common share purchase warrants
	Number of Warrants	Carrying Amount
Balance at December 31, 2021	356,612	8,092
Warrants expired	(48,000)	(5,832)
Balance at September 30, 2022	308,612	2,260

During the nine months ended September 30, 2022, the warrants issued in relation to the acquisition of the financial obligation expired.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding warrants as at September 30, 2022:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual remaining life (years)
Financial services	45.98	54,400	6.8
Acquired from Inner Spirit (1)	3.37	190,212	1.5
Sun 8	9.40	64,000	3.3
	12.13	308,612	2.8
(1)

Inner Spirit warrants are exchangeable for 0.00835 SNDL common shares in accordance with the transaction consideration and have been presented based on the number of SNDL common shares that are issuable.

19.	Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and DSUs. Further detail on each of these plans is outlined below. Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Equity-settled expense
Simple warrants (A)	126	637	1,272	2,267
Stock options (B)	13	32	65	(45)
Restricted share units (C)	2,417	1,783	7,059	5,214
Cash-settled expense
Deferred share units (i) (D)	(487)	(583)	(1,685)	2,428
	2,069	1,869	6,711	9,864
(i)

Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

Equity-settled plans

a)	Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants do not expire.

The following table summarizes changes in the simple and performance warrants during the nine months ended September 30, 2022:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2021	259,420	$48.60	138,720	$41.77
Forfeited	(8,000)	29.69	(8,000)	29.69
Balance at September 30, 2022	251,420	$49.20	130,720	$42.51

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at September 30, 2022:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$6.25 - $9.38	88,940	7.18	1.46	88,940	7.18	1.46
$29.69 - $45.31	27,120	31.26	1.86	25,520	30.77	1.72
$62.50 - $93.75	121,920	62.91	3.98	121,920	62.91	3.98
$125.00 - $375.00	13,440	239.15	4.87	6,720	209.00	3.97
	251,420	$49.20	2.91	243,100	$43.18	2.82
Performance warrants
$6.25 - $9.38	45,866	6.76	n/a	45,866	6.76	n/a
$12.50 - $18.75	18,934	15.05	n/a	18,134	15.03	n/a
$29.69 - $45.31	42,400	31.99	n/a	42,400	31.99	n/a
$62.50 - $93.75	14,454	72.30	n/a	3,840	62.50	n/a
$125.00 - $375.00	9,066	282.36	n/a	—	—	n/a
	130,720	$42.51	n/a	110,240	$19.76	n/a
b)	Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and expire ten years after the grant date.

The following table summarizes changes in stock options during the nine months ended September 30, 2022:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2021	44,460	$13.28
Expired	(100)	31.50
Balance at September 30, 2022	44,360	$13.24

The following table summarizes outstanding stock options as at September 30, 2022:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$11.50	32,500	7.66	21,667	7.66
$11.90	8,160	7.74	8,160	7.74
$31.50	3,700	5.76	2,450	5.26
	44,360	7.52	32,277	7.50
c)	Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes changes in RSUs during the nine months ended September 30, 2022:

RSUs outstanding
Balance at December 31, 2021	753,593
Granted	1,728,557
Forfeited	(118,788)
Exercised	(870)
Balance at September 30, 2022	2,362,492

Nova RSU Plan

During the nine months ended September 30, 2022, the Company recognized share-based compensation recovery under Nova’s RSU plan of $134, relating to 234,000 RSUs granted in 2021 and modified from cash-settled to equity-settled in the period. Each RSU entitles a participant to receive an equal number of Nova common shares or cash equal to the market value of the equivalent number of Nova common shares, at Nova’s discretion. During the current period, 61,666 RSUs were exercised, and 61,666 Nova common shares were granted.

Cash-settled plans

d)	Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end.

As at September 30, 2022, the Company recognized a liability of $2.3 million relating to the fair value of cash-settled DSUs (December 31, 2021 – $4.0 million). The current portion of $0.2 million is included within accounts payable and accrued liabilities and $2.1 million is included as a non-current liability within other liabilities (note 17).

The following table summarizes changes in DSUs during the nine months ended September 30, 2022:

DSUs outstanding
Balance at December 31, 2021	551,250
Granted	217,021
Balance at September 30, 2022	768,271

Nova DSU Plan

During the nine months ended September 30, 2022, the Company recognized share-based compensation expense under Nova’s DSU plan of $59, relating to 179,117 DSUs granted in the period. Each DSU entitles a participant to receive cash equal to the market value of the equivalent number of common shares of Nova.

20.	Gross revenue

Liquor retail revenue is derived from the sale of wines, beers and spirits to customers. Cannabis retail revenue is derived from retail cannabis sales to customers, franchise revenue consists of royalty, advertising and franchise fee revenue, and other revenue consists of millwork, supply and accessories revenue and proprietary licensing. Cannabis revenue is derived from contracts with customers and is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, and sales to medical customers.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Liquor retail revenue	152,488	—	302,435	—
Cannabis retail revenue
Retail	62,501	3,285	128,022	3,285
Franchise	2,182	2,197	6,297	2,197
Other	1,519	658	2,889	658
Cannabis retail revenue	66,202	6,140	137,208	6,140
Cannabis revenue
Provincial boards	16,021	10,105	40,646	30,035
Medical	1	3	7	6
Wholesale	432	914	2,532	5,468
Cannabis revenue	16,454	11,022	43,185	35,509
Gross revenue	235,144	17,162	482,828	41,649
21.	Investment revenue
	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Interest and fee revenue
Interest revenue from investments at amortized cost	924	352	2,737	793
Interest and fee revenue from investments at FVTPL	1,095	2,116	3,754	6,398
Interest revenue from cash	2,293	841	4,259	2,311
	4,312	3,309	10,750	9,502

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Investment revenue
Realized gains	—	5,988	389	18,218
Unrealized (losses) gains (note 6)	(5,513)	(23,996)	(58,685)	(20,964)
	(5,513)	(18,008)	(58,296)	(2,746)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

22.	Finance costs
	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Cash finance expense
Other finance costs	1	1	170	40
	1	1	170	40
Non-cash finance expense (income)
Change in fair value of investments at FVTPL	4,684	—	26,989	—
Accretion on lease liabilities	4,095	627	8,363	671
Financial guarantee liability (recovery) expense	(14)	—	(91)	—
Other	(130)	—	59	8
	8,635	627	35,320	679
Interest income	(227)	(493)	(637)	(493)
	8,409	135	34,853	226
23.	Loss per share
	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Weighted average shares outstanding (000s)
Basic (1)	237,760	204,959	227,563	179,427
Dilutive effect of RSUs and derivative warrants	—	723	—	—
Diluted	237,760	205,682	227,563	179,427
Net income (loss) attributable to owners of the Company	(98,108)	16,708	(209,313)	(169,995)
Per share - basic	$(0.41)	$0.082	$(0.92)	$(0.95)
Per share - diluted	$(0.41)	$0.081	$(0.92)	$(0.95)
(1)

For the nine months ended September 30, 2022, there were 0.3 million equity classified warrants, 9.9 million derivative warrants, 0.3 million simple warrants, 0.1 million performance warrants, 0.04 million stock options and 2.4 million RSUs that were excluded from the calculation as the impact was anti-dilutive (nine months ended September 30, 2021– 0.3 million equity classified warrants, 9.9 million derivative warrants, 0.3 million simple warrants, 0.1 million performance warrants, 0.04 million stock options and 1.3 million RSUs).

24.	Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVTPL, accounts payable and accrued liabilities and derivative warrants.

a)	Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Fair value measurements of marketable securities, investments at FVTPL and derivative warrants are as follows:

		Fair value measurements using
September 30, 2022	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	28,794	28,794	—	—
Investments at FVTPL	97,328	—	—	97,328
Financial liabilities
Derivative warrants (1)	14,902	—	—	14,902

		Fair value measurements using
December 31, 2021	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	83,724	83,724	—	—
Investments at FVTPL	48,576	—	—	48,576
Financial liabilities
Derivative warrants (1)	21,700	—	—	21,700
(1)

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

At September 30, 2022, a 10% change in the material assumptions would change the estimated fair value of derivative warrant liabilities by approximately $1.3 million.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

25.	Commitments and contingencies

The following table summarizes contractual commitments at September 30, 2022:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	41,861	—	—	—	41,861
Lease obligations	37,599	64,923	48,132	51,601	202,255
Financial guarantee liability (note 17)	—	375	—	—	375
Balance, end of period	79,460	65,298	48,132	51,601	244,491
(a)	Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at September 30, 2022 of $2.5 million (December 31, 2021 – $2.5 million).

(b)	Contingencies

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2022

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

In connection with the Company’s security class action lawsuits, a provision was recorded at December 31, 2021. The settlement of these lawsuits during the current period has resulted in the reversal of $8.2 million of these costs, representing the amount covered by the Company’s directors and officers insurance policy.

26.	Subsequent events

ACQUISITION OF ZENABIS BUSINESS

On November 1, 2022, the Company announced that, in the context of proceedings pursuant to the Zenabis Group’s (as defined below) filing under the CCAA, it had successfully acquired all of the assets of the business of the Zenabis Group, subject to certain exclusions, (the “Zenabis Business”), pursuant to an approval order of the Québec Superior Court (the “Court”).

The Zenabis Business’ core asset is the 380,000-square-foot indoor growing facility in Atholville, New Brunswick, which has an annual production capacity of approximately 46,000 kilograms of dried cannabis and 15,000 kilograms of extraction capacity. The facility previously received EU GMP certification and has exported cannabis shipments to Malta, Israel and Australia. The Company acquired more than 22 million grams of cannabis inventory.

The Zenabis Business’ non-core assets include a 255,000-square foot industrial facility in Stellarton, Nova Scotia, which is under non-binding discussions for sale by SNDL. Certain intellectual property rights for the Zenabis brands and cannabis strains were also acquired.

The order of the Court approved the acquisition by a wholly owned subsidiary of SNDL of all issued and outstanding shares of Zenabis Ltd., a corporation resulting from the amalgamation of select Zenabis entities (collectively, the “Zenabis Group”), as part of the consideration for the senior secured debt of the Zenabis Group due to the SNDL subsidiary. Zenabis Ltd. owns all of the Zenabis Business, free and clear of any encumbrances except certain permitted encumbrances (namely the security of the wholly owned subsidiary of SNDL, which was preserved).